

David Carstens · 3rd

Patents * Trademarks * Copyrights * Trade Secrets * Litigation * Counseling * International Intellectual Property

Dallas, Texas, United States · Contact info

500+ connections

Carstens & Cahoon, LLP

Southern Methodist University - Cox School of Business

Experience

Partner
Carstens & Cahoon, LLP
Jan 1998 – Present · 23 yrs 10 mos

Carstens & Cahoon, LLP are intellectual property attorneys dedicated to helping their clients with all of their intellectual property needs - Patents, Trademarks, Copyrights and Trade Secrets, and Technology related transactions.

I specialize in allClient management
Patent prosecution
Patent Litigation
Trademark Prosecution ...see more

Associate
Strasburger & Price, LLP
1995 – Dec 1997 · 2 yrs
Dallas-Fort Worth Metroplex

A full service firm that was acquired by Clark Hill

Attorney
Harris Tucker & Hardin
1993 – 1995 · 2 yrs
Dallas-Fort Worth Metroplex

An Intellectual Property boutique firm. It was acquired by an interim firm that is now part of Locke Lorde

Associate
Richards, Medlock & Andrews
1989 – 1991 · 2 yrs
Dallas-Fort Worth Metroplex

An Intellectual Property boutique Firm. The firm was acquired by Sidley Austin.

Education

Southern Methodist University - Cox School of Business
MBA
2003 – 2004

University of Texas at Dallas
Bachelor's Degree, Electrical Engineering
1991 – 1995
Activities and Societies: Eta Kappa Nu - President

Southern Methodist University
JD, Law
1986 – 1989

Show 2 more education